BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C. BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 501 Commerce Street, Suite 1400 Nashville, TN 37203 Tel: 615-248-2125 Fax: 615-248-2126 www.bdo.com February 23, 2026 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 19, 2026, to be filed by our former client, Healthcare Realty Trust Incorporated. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours,